

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

November 26, 2013

Tanya L. Goins, Esq.
Thompson Hine LLP
1919 M Street, N.W.
Suite 700
Washington, DC 20036-3537

Re: TriCor Strategic Allocation Fund
      File Nos. 333-191970 and 811-22901

Dear Ms. Goins:

       On October 29, 2013, you filed a registration statement on Form N-2 for TriCor Strategic
Allocation Fund (the "Fund") in connection with the registration of its shares of beneficial
interest. We have reviewed the registration statement, and have provided our comments below.
For convenience, we generally organized our comments using headings, defined terms, and page
numbers from the registration statement. Where a comment is made in one location, it is
applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS

Cover Page

1.   *Investment Objectives.* This section states that the Fund's investment objective is to seek
attractive risk-adjusted returns with low-to-moderate volatility and low correlation to the broader
markets **"through a concentrated multi-strategy alternative investment approach with an
emphasis on income generation."** (Emphasis added.) Since the bold portion of the preceding
sentence is a description of a strategy rather than an investment objective, please revise the
Fund's investment objective to delete the strategy.

2.   *Non-Traded REITs.* This section states that the Fund may invest more than 25% of its net assets in non-traded REITs. Please provide the risks of investing in non-traded REITS in the summary of the Fund's risks.

3.   The disclosures in the bold paragraph above the offering table are dense and difficult to comprehend. Please replace the disclosures in the bold paragraph above the offering table with a bullet point list of the disclosures, also in bold.

4.   The bold paragraph above the offering table discloses that the Fund will offer to repurchase at least 5% of each shareholder's shares on a quarterly basis. Please also disclose later in the prospectus the intervals between deadlines for repurchase requests, pricing, and repayment to shareholders. Also, please disclose the anticipated timing of the Fund's initial repurchase offer. See Guide 10 to Form N-2.

Prospectus Summary — Investment Objectives and Policies (Page 1)

5.   The second paragraph of this section states that the Fund invests in hedge funds. Since the disclosure on page 9 of the Statement of Additional Information states that the Fund may invest "up to [10%]" of its net assets in hedge funds, please provide this information in this section, and in the discussion of the Fund's Underlying Funds investments on page 13 of the prospectus. Please also provide the risks of investing in hedge funds in the summary of the Fund's risks.

Prospectus Summary — Common and Preferred Stocks (Page 2)

6.   Please provide the Fund's market capitalization policy for its common and preferred stock investments, and state whether the Fund invests in both U.S. and foreign issues.

Prospectus Summary — Debt Securities (Page 2)

7.   This section describes the Fund's investments in asset-backed securities. Please provide the risks of investing in asset-backed securities in the summary of the Fund's risks.

Prospectus Summary — Investment Adviser and Fee (Page 3)

8.   The second paragraph of this section states that the Adviser and the Fund have entered into an expense limitation and reimbursement agreement that will remain in effect "at least until [___], 2014." Please confirm to us that this agreement will remain in effect for at least one year from the effective date of the Fund's registration statement. Also, please file a copy of the expense limitation and reimbursement agreement as an exhibit to the registration statement.

Prospectus Summary — Summary of Risks — Repurchase Policy Risks (Page 7)

9.   In addition to the risks discussed in this section, please provide in this section, and in the "Repurchase Policy Risks" section on page 23 of the prospectus, a description of all risks associated with the Fund's intention to make quarterly repurchases of its shares, including:

• the risk that, in the event of the oversubscription of a repurchase offer, shareholders may be unable to liquidate all or a given percentage of their investment in the Fund at net asset value during that repurchase offer;

• the risk that, because of the potential for proration, some investors might tender more shares than they wish to have repurchased in order to ensure the repurchase of a specific number of shares;

• the effect of repurchase offers and related liquidity requirements on portfolio management and on the ability of the Fund to achieve its investment objectives, including the possibility that diminution in the size of the Fund could result from repurchases in the absence of sufficient new sales of the Fund's shares, and that this may decrease the Fund's investment opportunities;

• if the repurchase payment deadline is more than seven days after the repurchase request deadline, the market risk to which an investor may be subject as a result of the delay between the tender of shares and their pricing; and

• the possible decrease in share values as a result of currency fluctuations between the date of tender and the repurchase pricing date if the Fund has invested in foreign markets.

See Guide 10 to Form N-2.

Fund Expenses (Page 8)

10.   Footnote 2 to the fee table states that Acquired Fund Fees and Expenses ("AFFE") "would be higher if similar fees and expenses of Investment Funds were included in this calculation as well." Please provide a definition of "Investment Funds," and explain to us why the fees and expenses of Investment Funds are not included in the calculation of AFFE.   Also, please confirm to us that the AFFE line item will include all fees and expenses associated with the Fund's investments in business development companies. See Instruction 10 to Item 3 of Form N-2.

11.   The last paragraph in this section states that shareholders requesting payment of repurchase proceeds by wire transfer will be charged a fee of $15. Please disclose this fee in the fee table.

Use of Proceeds (Page 10)

12.   This section states that the net proceeds of the offering of shares will be invested "as soon as practicable after receipt." Please disclose how long it will take to invest all or substantially all the proceeds from an offering in accordance with the Fund's investment objective. See Guide 1 to Form N-2.

13.   This section also states that, pending investment of the net proceeds in accordance with the Fund's objectives, the Fund's distributions may consist of a return of capital. Please disclose why the Board of Trustees believes it is appropriate to make a return of capital distribution from the net proceeds of the offering. Also, please state in this section, and in the "Distribution Policy" section on page 34 of the prospectus, that a return of capital is a return to shareholders of a portion of their original investment in the Fund, and discuss both the short term and long term tax consequences of a return of capital for shareholders.

Investment Objectives, Policies and Strategies — Investment Objectives and Policies (Page 10)

14.   Please provide in this section a detailed description of the Fund's fundamental policy related to share repurchase offers. Please include a statement that the Fund's fundamental repurchase policy can be changed only by a majority vote of shareholders, and provide any circumstances in which the Fund may postpone or fail to make a repurchase offer. Please also provide a detailed description of the procedures that will be used in connection with periodic repurchase offers, including the mechanics of the repurchase offers. See Guide 10 to Form N-2.

Investment Objectives, Policies and Strategies — Non-Listed REITs (Page 11)

15.   The last sentence in the paragraph describing Non-listed REITs states that the Adviser "will focus on a value-added liquidity event following the close of the offering." Please revise this sentence in plain English.

Risk Factors — REIT Tax Risks (Page 23)

16.   Please provide this risk in the summary of the Fund's risks on page 5 of the prospectus.

Management of the Fund — Portfolio Manager (Page 26)

17.   Please clarify the narrative regarding Mr. Archey, and clearly describe Mr. Archey's business experience during the past five years.

Anti-Takeover Provisions in the Declaration of Trust (Page 39)

18.   This section states that the Declaration of Trust includes provisions that could have the effect of depriving shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the Fund. Please discuss: (1) the rationale for adopting these provisions; (2) the positive and negative effects of these provisions; and (3) whether the Board of Trustees has considered the provisions and determined that they are in the best interest of shareholders. See Guide 3 to Form N-2.

STATEMENT OF ADDITIONAL INFORMATION

Non-Principal Investment Strategies (Page 8)

19.   Disclosure in this section provides that the Fund's investments in investment companies is a non-principal investment strategy. Since it appears that the Fund will have significant exposure to a variety of investment companies, please explain to us why investment companies are considered a non-principal strategy.

Management of the Fund (Page 17)

20.   We note that much of the information for this section will be completed by amendment. Please ensure that the amendment includes the information required by Item 18 of Form N-2, particularly with regard to the leadership structure of the Board of Trustees, and why it has been determined that the Fund's leadership structure is appropriate. Please also provide a brief discussion of the specific experience, qualifications, attributes or skills of each individual trustee that led to the conclusion that the individual should serve as a trustee of the Fund.

GENERAL COMMENTS

21.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

22.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act of 1933 (the "Securities Act"), please identify the omitted information to us, preferably before filing the final pre-effective amendment.

23.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

24.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

25.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * *

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions prior to filing an amendment, please feel free to contact me at (202) 551-6959.

Sincerely,

/s/ Edward P. Bartz

Edward P. Bartz
Senior Counsel